EXHIBIT 99.1

B2Gold Announces Leadership Transition

VANCOUVER, British Columbia, Feb. 23, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) today announced that as part of the Company’s leadership succession planning, Mr. Clive Johnson has decided to retire from his role as President, Chief Executive Officer (“CEO”) and Director of the Company at the Annual General Meeting of the Company scheduled to be held on June 4, 2026. The Board of Directors has named Mike Cinnamond, Senior Vice President, Finance and Chief Financial Officer of B2Gold, to succeed Mr. Johnson as President and CEO. Mr. Cinnamond will also replace Mr. Johnson on the Board of Directors.

Mr. Johnson has served as President and CEO of B2Gold since the Company’s founding in 2007. Over that 19-year period, Mr. Johnson led the successful transition and growth of B2Gold from a junior exploration company to a responsible international gold producer, with four operating mines producing approximately one million ounces of gold per year, along with several development and exploration projects around the world. In recognition and appreciation of his unique and important role as a founder and his invaluable contributions to the Company, Mr. Johnson will be named Chair Emeritus of B2Gold. This will ensure Mr. Johnson’s continued connection with the Company and his availability to the Board and senior management alike.

Mr. Johnson, B2Gold’s President and CEO, commented, “It has been a great privilege to have led B2Gold since its formation in 2007. Since then, we have grown the business through timely and well-executed acquisitions to make the Company what it is today, a leading gold producer with multiple operating mines and development projects located around the world. I am especially proud of the fact that our values and our reputation as an efficient and transparent operator have enabled us to recruit and retain some of the best people in the mining industry. In addition, I am proud of the contributions to the communities in which we operate around the world, which hopefully leave them in a better place than when we arrived. Now is the right time to pass the torch and in making this decision I have every confidence in Mike to lead our next stage of growth. I am proud of my contributions to B2Gold and look forward to watching it create long-term sustainable value for our shareholders in the years ahead.”

Mr. Cinnamond’s appointments take effect on June 4, 2026. Mr. Cinnamond joined the Company in 2013 and has served as its Senior Vice President, Finance and Chief Financial Officer since April 2014. As part of its succession planning process, the Board determined that Mr. Cinnamond’s deep knowledge of the Company and his experience in strategy, corporate development, capital allocation and financial management of projects and operations around the world will ensure a smooth transition and make him the ideal leader to guide the implementation of the Company’s strategic plan going forward.

Mr. Cinnamond said, “I am honored to have the opportunity to lead B2Gold. The Company has great assets and great people and is well positioned for the future. I look forward to working with Clive during the transition period, as well as our Chair of the Board, the Board of Directors, the management team, and all our people at B2Gold’s sites around the world to help the Company achieve its full potential.”

Kelvin Dushnisky, Chair of the Board, commented, “Today’s announcement is the result of a thorough and orderly succession process and will ensure continuity of leadership and the successful evolution of the Company. We are confident that as President and CEO, Mike will help B2Gold optimize the Company’s operations and projects, maintain disciplined capital allocation, enhance shareholder value and grow the Company for the benefit of all our stakeholders. Importantly, on behalf of the Board, I would like to sincerely thank Clive for his many years of exceptional service. From founding B2Gold and leading the organization as President and CEO, Clive oversaw the remarkable growth of the Company over the last two decades. B2Gold has become the company it is today largely owing to Clive’s energy, passion and invaluable contributions. His appointment as Chair Emeritus reflects how highly Clive is regarded throughout the organization and among our stakeholders.”

The Company also announced the following appointments and changes to its senior management team and to its Board governance.

Kelvin Dushnisky transitions from his role as Chair of the Board to that of Executive Chair of the Board effective February 23, 2026. Mr. Dushnisky has over 35 years of experience in the mining sector. He previously served as President, Chief Executive Officer and Director of AngloGold Ashanti Ltd. Prior to that, Mr. Dushnisky had a long career with Barrick Gold Corp., ultimately as its President and a member of its Board of Directors. Among other industry associations, he is a past Chair of the World Gold Council and a member representative on the International Council on Mining and Metals. Mr. Dushnisky will play a key role collaborating with and supporting the CEO and senior management team, along with continuing to provide leadership to the Board of Directors.

Greg Barnes has been appointed Lead Independent Director of the Board effective February 23, 2026. Mr. Barnes has more than 35 years of experience in the global mining industry, including as the Managing Director and Head of Mining Equity Research at TD Securities Inc. Mr. Barnes is currently the Chair of B2Gold’s Compensation Committee and a member of the Audit Committee.

Michael McDonald will succeed Mike Cinnamond as Chief Financial Officer of the Company effective June 4, 2026. Currently Vice President, Investor Relations, Corporate Development & Treasury at B2Gold, Mr. McDonald has 20 years of experience in finance, corporate development and capital markets roles at Goldcorp Inc., SSR Mining Inc., and Gold Standard Ventures Corp.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.

“Kelvin Dushnisky”
Chair of the Board

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Randall Chatwin
SVP, Legal and Corporate Communications
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com